UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 30 September 2010
Commission File Number 1-06262
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2010(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2010(b)	3 – 14, 21 – 23

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2010	15 – 20, 24 – 34

3.	Cautionary statement	14

4.	Principal risks and uncertainties	35

5.	Legal proceedings	35 – 39

6.	Signatures	40

7.	Exhibit 99.1: Computation of Ratio of Earnings to Fixed Charges	41
	Exhibit 99.2: Capitalization and Indebtedness	42
EX-99.1
EX-99.2

(a)	In this Form 6-K, references to the nine months 2010 and nine months 2009 refer to the nine-month periods ended 30 September 2010 and 30 September 2009 respectively. References to third quarter 2010 and third quarter 2009 refer to the three-month periods ended 30 September 2010 and 30 September 2009 respectively.

(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2009.

Group results third quarter and nine months 2010

Third quarter			Nine months
2009	2010		2010	2009
		$ million
5,336	1,785	Profit (loss) for the period(a)	(9,286)	12,283
(355)	62	Inventory holding (gains) losses, net of tax	(242)	(1,775)

4,981	1,847	Replacement cost profit (loss)(b)	(9,528)	10,508

28.48	9.50	– Profit (loss) per ordinary share (cents)	(49.44)	65.58
1.71	0.57	– Profit (loss) per ADS (dollars)	(2.97)	3.93
26.59	9.83	– Replacement cost profit (loss) per ordinary share (cents)	(50.73)	56.11
1.60	0.59	– Replacement cost profit (loss) per ADS (dollars)	(3.04)	3.37

•	BP’s profit for the third quarter was $1,785 million, compared with $5,336 million a year ago. For the nine months, the loss was $9,286 million, compared with a profit of $12,283 million a year ago. BP’s third-quarter replacement cost profit was $1,847 million, compared with $4,981 million a year ago. For the nine months, replacement cost loss was $9,528 million compared with a profit of $10,508 million a year ago. Replacement cost profit (loss) for the group is a non-GAAP measure. For further information see pages 7 and 20.
•	The group income statement for the third quarter and nine months reflects a pre-tax charge of $7.7 billion and $39.9 billion respectively related to the Gulf of Mexico oil spill. All charges relating to the incident have been treated as non-operating items. Costs incurred relating to the incident were $8.7 billion in the third quarter and $11.6 billion in total since the incident. For further information on the Gulf of Mexico oil spill and its consequences see pages 4 – 6, Note 2 on pages 25 – 30, Principal risks and uncertainties on page 35 and in our Form 6-K for the period ended 30 June 2010 filed with the SEC on 28 July 2010 (2Q Form 6-K); and Legal proceedings on page 35 – 39. Further information on BP’s third-quarter results is provided below.
•	Non-operating items and fair value accounting effects for the third quarter, on a post-tax basis, had a net unfavourable impact of $3,684 million compared with a net favourable impact of $307 million in the third quarter of 2009. For the nine months, the respective amounts were $25,686 million unfavourable and $315 million favourable. Information on fair value accounting effects is non-GAAP and further details are provided on page 22.
•	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $335 million for the third quarter, compared with $311 million for the same period last year. For the nine months, the respective amounts were $777 million and $1,000 million.
•	The effective tax rate on the profit or loss for the third quarter and nine months was -18% and 33% respectively, compared with 29% and 33% on the profit for the equivalent periods in 2009. The effective tax rates for 2010 were impacted by the Gulf of Mexico oil spill, resulting in a particularly unusual rate for the third quarter. Excluding these impacts, the effective tax rate for the third quarter was 25% and for the nine months was 31%. The effective tax rate on replacement cost profit or loss for the third quarter and nine months was -16% and 33% respectively, compared with 29% and 33% a year ago. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate on replacement cost profit for the third quarter was 25% and for the nine months was 31%. The full-year effective tax rate, excluding the impact of the Gulf of Mexico oil spill, is expected to be around 31%.
•	Including the impact of the Gulf of Mexico oil spill, net cash used in operating activities for the third quarter was $0.7 billion and net cash provided by operating activities for the nine months was $13.8 billion, compared with net cash provided in the same periods of last year of $8.1 billion and $20.4 billion respectively. The amounts for 2010 included a net cash outflow of $9.1 billion and $10.6 billion for the third quarter and nine months respectively relating to the Gulf of Mexico oil spill.
•	Total capital expenditure for the third quarter and nine months was $6.7 billion and $17.6 billion respectively. Organic capital expenditure(c) in the third quarter and nine months was $4.7 billion and $13.0 billion respectively. Organic capital expenditure for 2010 is expected to be around $18 billion. Given the strength of our underlying cash flows and the investment opportunities available to us, our 2011 capital expenditure is currently under review and is expected to exceed the $18 billion previously indicated. Disposal proceeds for the quarter consisted of $3.7 billion for transactions completed in the period and $5.0 billion for deposits received relating to transactions expected to complete in subsequent periods. In July, the group announced plans to deliver up to $30 billion of disposal proceeds during the following 18-month period. Disposal proceeds received since that time and further amounts to be received under agreements already concluded total $14 billion. This includes some disposal proceeds relating to transactions agreed prior to 1 July 2010.
•	Gross debt at the end of the quarter was $40.0 billion compared with $36.6 billion a year ago. The ratio of gross debt to gross debt plus equity was 31%, compared with 27% a year ago. Net debt at the end of the quarter was $26.4 billion, compared with $26.3 billion a year ago. The ratio of net debt to net debt plus equity was 23% compared with 21% a year ago. Net debt information is non-GAAP and is defined on page 8. Both gross and net debt at the end of the quarter included $5.0 billion received as deposits for disposals completing after 30 September 2010, which is treated as short-term debt. The ratios for both gross and net debt at the end of the third quarter 2010 were impacted by the reduction in equity arising from the liabilities we have recognized in relation to the Gulf of Mexico oil spill. The group intends to reduce net debt to $10-15 billion by the end of 2011.
•	On 1 October 2010, Robert Dudley became group chief executive, succeeding Tony Hayward who stepped down from the post by mutual agreement with the BP board.

(a)	Profit (loss) attributable to BP shareholders.

(b)	Replacement cost profit reflects the replacement cost of supplies and is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS), as explained in more detail on page 20. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure. Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

(c)	Organic capital expenditure excludes acquisitions and asset exchanges, and the accounting for our transaction with Value Creation Inc. and for the purchase of additional interests in the Valhall and Hod fields in the North Sea (see page 19).
The commentaries above and following should be read in conjunction with the cautionary statement on page 14.

Gulf of Mexico oil spill
The Mississippi Canyon 252 exploration well (MC252 well) was killed and permanently sealed on 19 September 2010. This followed the successful shutting-in of the well on 15 July, from which point no further hydrocarbons flowed into the Gulf of Mexico. We have completed the plugging and abandonment (P&A) of the first of the two relief wells that were drilled as part of the subsea response. We are currently proceeding with the P&A of the MC252 well itself and of the second relief well. BP is also dismantling and recovering containment equipment and decontaminating vessels that were in position at the well site. Further information on the oil spill was included in our 2Q Form 6-K.
No significant volumes of oily liquid have been recovered from the surface of the Gulf of Mexico since 21 July, although small amounts continue to be collected through marshland remediation efforts along the shoreline. BP continues its efforts to repair the environmental damage and is ready to respond if any additional clean-up is required along the Gulf Coast shoreline. Consolidation of the beach clean-up resources is in progress to make them more efficient and match the current scale of the impact.
On 29 September, BP announced the creation of a new Safety and Operational Risk function to oversee and audit the company’s operations around the world. The function will have its own expert staff embedded in BP’s operating units, including exploration projects and refineries, with defined intervention rights with respect to BP’s technical and operational activities. The function will report directly to the group chief executive and will provide assurance that BP’s operations are carried out to common standards, and will audit conformance to those standards.
In addition, as an immediate measure, BP has announced to its staff that the sole criterion for performance reward for our operating businesses in the fourth quarter of 2010 will be performance in safety, compliance, process reliability and operational risk management.
BP’s Gulf Coast Restoration Organization (GCRO), which was established in June, in conjunction with the Unified Area Command (UAC) continues to manage all aspects of our spill response. This includes completing the ongoing short-term response activities, as well as planning and progressing the long-term recovery and restoration of the Gulf Coast shoreline in line with BP’s commitments to the region. During the third quarter, in order to support its longer-term role, the GCRO has built the necessary dedicated organizational resources and capabilities.
BP released the MC252 well accident investigation report on 8 September 2010, following a four-month investigation conducted independently by a team of over 50 technical and other specialists drawn from inside and outside BP. The report concluded that no single factor caused the tragedy but that decisions made by “multiple companies and work teams” contributed to the accident which arose from “a complex and interlinked series of mechanical failures, human judgements, engineering design, operational implementation and team interfaces.” Based on the key findings of the report, the investigation team has made a total of 26 recommendations designed to prevent a recurrence of such an accident in the future. Many of the findings and recommendations of the investigation are considered to be relevant to the wider oil industry as well as BP. The full report is available on BP’s website (bp.com).
BP has announced its intent to join the Marine Well Containment Company (MWCC), a non-profit industry organization committed to improving capabilities for containing a potential future underwater blow-out in the US Gulf of Mexico. BP also intends to make its underwater well containment equipment (that is not subject to subpoena or evidence preservation obligations) available to all oil and gas companies operating in the Gulf of Mexico. In addition, BP released a report prepared for the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEMRE) on lessons learned from the accident, which is available as a guide to enhancing responses to future incidents.
BP is subject to a number of legal proceedings and investigations related to the incident, including: a US Department of Justice investigation to determine whether US civil or criminal laws have been violated; a US Presidential Commission inquiry to examine the causes of the incident; a joint investigation by the US Coast Guard and the BOEMRE; an Incident-Specific Preparedness Review by the US Coast Guard; investigations by the US Securities and Exchange Commission (SEC), the National Academy of Engineering and various US state and federal agencies including the US Chemical Safety and Hazard Investigation Board; and enquiries by the US Congress. In addition, BP group companies are among those named as defendants in more than 400 private civil lawsuits. Further information is provided in Legal proceedings on page 35 – 39.
Subsea operations response
On 15 July the three-ram capping stack was closed, stopping the flow of oil into the Gulf of Mexico. Following a series of tests and the pumping of heavy drilling mud, static conditions were achieved at the Deepwater Horizon blow-out preventer (BOP) stack on 3 August. On 5 August, cement was pumped into the MC252 well and further tests were performed in preparation for replacing the Deepwater Horizon BOP stack with the BOP stack of the Development Driller II. The replacement operation was carried out on 3 September and the Deepwater Horizon BOP has been taken into custody for examination by the US government.

Gulf of Mexico oil spill (continued)
Work on the relief wells had to be suspended on several occasions due to adverse weather and the necessity to stop drilling during certain operations being conducted on the MC252 well. On 17 September the first relief well, drilled by the semi-submersible drilling rig Development Driller III, successfully intersected the MC252 wellbore at a measured depth of 17,977 feet. After completing cementing operations, on 19 September, the MC252 well was officially determined to be killed and to no longer present a threat to the Gulf of Mexico. P&A of the first relief well was completed on 30 September and work is currently ongoing to recover the containment and subsea equipment used in the Deepwater Horizon response and preserve evidence accordingly. The Development Driller II rig is recovering equipment from the MC252 well, after which it will complete the final P&A of the MC252 wellbore, followed by the P&A of the second relief well.
Surface operations response(a)
Following the successful capping and then killing of the MC252 well, the focus of the surface response changed. With no skimmable oil on the water, priorities have changed to focus on the assessment and continuing clean-up of the impacted shorelines, beaches and marshes. At the peak of the surface response, approximately 48,000 people, 6,885 vessels, and 125 aircraft were deployed. At present, approximately 11,000 people are working to clean the impacts, recover the boom, and demobilize the vessels, equipment, and people for the next phase of the response — remediation and recovery. Currently there are approximately 3,500 vessels remaining to be demobilized and this is expected to be complete by the first quarter of 2011. BP is meeting all costs associated with this activity.
Claims process and escrow account
On 23 August, responsibility for the administration of individual and business claims transferred from BP to the Gulf Coast Claims Facility (GCCF) headed by Ken Feinberg. As previously announced, Mr Feinberg was jointly appointed by BP and the President of the United States and will independently manage the GCCF. BP has established a separate dedicated team for the administration of claims by state and local government entities. As part of this, BP has engaged Witt Associates, a public safety and crisis management consulting firm, to provide a dedicated service for liaising with government entities and helping to administer their claims.
During the third quarter, in support of the settlement of claims, BP Exploration & Production Inc (BP E&P) established the Deepwater Horizon Oil Spill Trust, which is a $20-billion escrow account to be funded over a period of three and a half years. BP E&P has secured its commitments to the Trust by pledging certain Gulf of Mexico assets as collateral for the Trust. These consist of an overriding royalty interest in BP E&P’s equity production from seven fields in the Gulf of Mexico. The fund is available to satisfy legitimate individual and business claims adjudicated by the GCCF, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. Fines and penalties and claims administration costs will be paid separately by BP E&P and not from the escrow account. This account does not establish BP’s liability in any amount nor does it represent a cap or floor on BP’s liabilities. Any amounts left in the account once all legitimate claims have been resolved and paid will revert to BP E&P. During the first nine months of 2010, claims payments totalling approximately $1,090 million were made by BP and the Trust collectively. See Note 2 on pages 25 – 30 for further information on the escrow account and on contingent liabilities arising from the incident.
Restoration, research and other donations
In line with BP’s previous commitment to donate its share of the revenue (net of royalties and transportation costs) from the sale of recovered oil to the National Fish and Wildlife Foundation (NFWF), total donations to date have amounted to $22 million.
BP and the Gulf of Mexico Alliance (a partnership of the states of Alabama, Florida, Louisiana, Mississippi and Texas with the goal of significantly increasing regional collaboration to enhance the ecological and economic health of the Gulf of Mexico) announced detailed plans for the implementation of BP’s $500-million Gulf of Mexico Research Initiative (GRI). While the details of the programme were being developed BP awarded a series of fast-track grants to five research groups, totalling $40 million, as part of its commitment to fund up to $500 million over 10 years to study the impact of the oil spill, and its associated response, on the marine and shoreline environment of the Gulf of Mexico. The GRI will be managed by a board comprised of scientists from academic institutions with peer-recognized credentials. BP and the Gulf of Mexico Alliance will appoint an equal number of research scientists to the board.
BP has now contributed a total of $240 million under its agreement to fund the $360-million cost of the Louisiana barrier islands project.
BP has granted additional funds totalling $517 million to federal and state governments in support of the response, tourism, behavioural health and social services.

(a)	Operational data is derived from the Deepwater Horizon Unified Area Command. The data changes on a daily basis.

Gulf of Mexico oil spill (continued)
Financial impact of the response
Response operations following the 20 April 2010 Deepwater Horizon incident have been managed by the UAC. The UAC consists of the Federal On Scene Coordinator (FOSC — USCG), the state on scene coordinators (Texas, Louisiana, Mississippi, Alabama, and Florida), and BP (a designated Responsible Party under the Oil Pollution Act of 1990 (OPA 90)). The UAC links the organizations responding to the incident and provides a forum for those organizations to make consensus decisions. If consensus cannot be reached the FOSC — USCG carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP’s control but instead are determined largely by the UAC. This will continue to be the case until control of the response operations transitions to the BP Gulf Coast Restoration Organization.
The contractual arrangements put in place at the height of the response to the Gulf of Mexico oil spill were complex, involving many parties including contractors, sub-contractors and the UAC. Arrangements were put in place rapidly to ensure that the response was timely. BP has provided for the cost of all estimable known obligations but it is possible that further costs might arise from the intense activity that took place at that time.
The group income statement for the third quarter reflects a further pre-tax charge of $7.7 billion in relation to the Gulf of Mexico oil spill, making a total of $39.9 billion for the nine months. Costs incurred relating to the incident were $8.7 billion in the third quarter and $11.6 billion for the nine months. This includes payments of $0.8 billion during the third quarter from the escrow account which was formally established in August. Costs incurred exclude payments by BP into the escrow account of $3 billion in the third quarter.
The income statement charge for the year to date comprises costs incurred up to 30 September 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations under the escrow account. The third-quarter charge reflects experience from response activities in the third quarter and further information in relation to obligations arising. The charge arises due to additional time taken to complete the well-kill operations (including delays due to adverse weather and being required to maintain full response readiness), contractual costs now estimable related to decontamination and demobilization of vessels involved in the response, additional legal costs, and claims centre administration costs.
Costs incurred during the third quarter include the cost of the spill response, containment, relief well drilling, grants to the states whose shorelines have been affected, claims paid, federal costs (including the involvement of the US Coast Guard) and Gulf Coast Restoration Organization expenses. See Note 2 on pages 25 – 30 for further information.
The amount provided for future costs reflects ongoing response, remediation and assessment efforts, BP’s commitment to the GRI, estimated legal costs expected to be incurred in relation to litigation, remaining payments to the escrow account, claims centre administration costs and an amount for estimated penalties for strict liability under the Clean Water Act. The calculation for fines and penalties under the Clean Water Act has been determined using an estimate of the flow rate within the range of figures published and is based upon BP’s belief that it was not grossly negligent. The charge does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional amounts.
The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty. The ultimate exposure and cost to BP will be dependent on many factors including the rate at which the number of people involved in the response is gradually reduced, the time taken to reduce the number of vessels involved in the response and to complete associated decontamination activities, and the timing of transition of control of the operation from the UAC to the BP Gulf Coast Restoration Organization. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of negligence by BP), the outcome of federal and derivative lawsuits, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP.
Contingent liabilities
BP has provided for its best estimate of items that will be paid through the $20-billion escrow account. At the present time, BP considers it is not possible to measure reliably any obligation in relation to future claims, including natural resource damage under OPA 90, or litigation actions that have been received to date or may be received in the future. Although it is not possible at the current time to estimate a liability in excess of the amount currently provided, BP’s full obligation under the $20-billion escrow account has been expensed in the income statement, taking account of the time value of money.
For those items not covered by the escrow account it is not possible to measure reliably any obligation in relation to other litigation or potential fines and penalties except, subject to certain assumptions noted above, for those relating to the Clean Water Act.
The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in our 2Q Form 6-K under Principal risks and uncertainties. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided as at 30 September 2010 in relation to these. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.
Co-owner recovery
BP is the operator of the MC252 well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. Under International Financial Reporting Standards (IFRS), recovery must be virtually certain for receivables to be recognized. While BP believes that it has a contractual right to recover the partners’ shares of the costs incurred, no amounts have been recognized in the financial statements. As at the end of October, $4,278 million has been billed to the joint venture partners, which BP believes to be contractually recoverable. Of this amount, $3,728 million relates to costs incurred in the first nine months of 2010 and the balance relates to the advance-billing of costs expected to be incurred for the month of October. Our joint venture partners have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Third quarter			Nine months
2009	2010		2010	2009
		$ million
6,929	8,350	Exploration and Production	22,886	16,295
916	1,787	Refining and Marketing	4,591	2,686
(586)	(568)	Other businesses and corporate	(966)	(1,930)
—	(7,656)	Gulf of Mexico oil spill response(a)	(39,848)	—
104	85	Consolidation adjustment	391	(225)

7,363	1,998	RC profit (loss) before interest and tax(b)	(12,946)	16,826

(311)	(335)	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits	(777)	(1,000)
(2,052)	272	Taxation on a replacement cost basis	4,494	(5,220)
(19)	(88)	Minority interest	(299)	(98)

4,981	1,847	Replacement cost profit (loss) attributable to BP shareholders	(9,528)	10,508

538	(82)	Inventory holding gains (losses)	339	2,666
(183)	20	Taxation (charge) credit on inventory holding gains and losses	(97)	(891)

5,336	1,785	Profit (loss) for the period attributable to BP shareholders	(9,286)	12,283

(a)	See Note 2 on pages 25 – 30 for further information on the accounting for the Gulf of Mexico oil spill response.

(b)	Replacement cost profit or loss reflects the replacement cost of supplies. Replacement cost profit (loss) for the group is a non-GAAP measure. For further information see page 20.
Total of non-operating items and fair value accounting effects(a)(b)

Third quarter			Nine months
2009	2010		2010	2009
		$ million
651	1,809	Exploration and Production	1,852	1,762
(155)	161	Refining and Marketing	452	(906)
(64)	(86)	Other businesses and corporate	(133)	(424)
—	(7,656)	Gulf of Mexico oil spill response	(39,848)	—

432	(5,772)	Total before interest and taxation	(37,677)	432
—	(47)	Finance costs(c)	(47)	—

432	(5,819)	Total before taxation	(37,724)	432
(125)	2,135	Taxation credit (charge)(d)	12,038	(117)

307	(3,684)	Total after taxation for period	(25,686)	315

(a)	An analysis of non-operating items by type is provided on page 21 and an analysis by region is shown on pages 10, 12 and 13.

(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 22.

(c)	Third quarter and nine months 2010 finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 25 – 30 for further details.

(d)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.

Per share amounts

Third quarter			Nine months
2009	2010		2010	2009
		Per ordinary share (cents)(a)
28.48	9.50	Profit (loss) for the period	(49.44)	65.58
26.59	9.83	RC profit (loss) for the period	(50.73)	56.11

		Per ADS (dollars)(a)
1.71	0.57	Profit (loss) for the period	(2.97)	3.93
1.60	0.59	RC profit (loss) for the period	(3.04)	3.37

(a)	See Note 6 on page 32 for details of the calculation of earnings per share.
Net debt ratio – net debt: net debt + equity

Third quarter			Nine months
2009	2010		2010	2009
		$ million
36,555	39,979	Gross debt	39,979	36,555
370	797	Less: fair value asset (liability) of hedges related to finance debt	797	370

36,185	39,182		39,182	36,185
9,883	12,803	Cash and cash equivalents	12,803	9,883

26,302	26,379	Net debt	26,379	26,302

100,803	90,366	Equity	90,366	100,803
21%	23%	Net debt ratio	23%	21%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.
Dividends
Dividends payable
Following the Gulf of Mexico oil spill and the agreement to establish the $20-billion escrow account, the BP board reviewed its dividend policy and decided to cancel the previously announced first-quarter interim ordinary share dividend scheduled for payment on 21 June, and further decided that no interim ordinary share dividends will be paid in respect of the second and third quarters of 2010. The board will consider its position on future ordinary share dividend payments again in February 2011, at the time of issuance of the fourth quarter 2010 results.
Dividends paid

Third quarter			Nine months
2009	2010		2010	2009
		Dividends paid per ordinary share
14.000	—	cents	14.000	42.000
8.503	—	pence	8.679	27.905
84.00	—	Dividends paid per ADS (cents)	84.00	252.00

Exploration and Production

Third quarter			Nine months
2009	2010		2010	2009

		$ million
6,930	8,351	Profit before interest and tax(a)	22,856	16,278
(1)	(1)	Inventory holding (gains) losses	30	17

6,929	8,350	Replacement cost profit before interest and tax(b)	22,886	16,295

		By region
1,864	3,602	US	8,162	4,168
5,065	4,748	Non-US	14,724	12,127

6,929	8,350		22,886	16,295

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 20 for information on replacement cost reporting for operating segments.
The replacement cost profit before interest and tax for the third quarter and first nine months was $8,350 million and $22,886 million respectively, compared with $6,929 million and $16,295 million respectively for the same periods in 2009. The increase in both periods reflected the impact of higher realizations and lower depreciation, partly offset by lower production. In addition, gas marketing and trading incurred a small loss in the third quarter resulting in a significantly lower contribution compared with the same periods last year. The increase also reflected the impact of non-operating items as described in more detail below. The first nine months of 2010 also reflected higher earnings from equity-accounted entities, primarily TNK-BP, and higher production taxes.
The third quarter and first nine months benefited from net non-operating gains of $1,741 million and $1,843 million respectively, primarily gains on the sale of the majority of our US Permian basin assets in Texas and New Mexico to Apache Corporation, partly offset by impairment charges and a charge resulting from the annual reassessment of environmental provisions. The first nine months also included net fair value losses on embedded derivatives. The corresponding periods in 2009 included net non-operating gains of $471 million and $1,289 million respectively. In the third quarter and first nine months, fair value accounting effects had favourable impacts of $68 million and $9 million respectively compared with favourable impacts of $180 million and $473 million in the same periods of last year.
Production for the quarter was 3,763mboe/d, 4% lower than the third quarter of 2009. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effects of acquisitions and divestments, the decrease was 3%. This reflects seasonal turnaround activity and impacts to production as a consequence of the Gulf of Mexico oil spill. Production for the first nine months was 3,872mboe/d, 3% lower than the same period of 2009. After adjusting for entitlement impacts in our PSAs and the effects of acquisitions and divestments, production was 1% lower.
Looking ahead, we expect fourth-quarter production and margins to reflect normal seasonal trends, continued turnaround activity in the North Sea and Angola, continued impacts as a consequence of the Gulf of Mexico oil spill and an impact of around 100mboe/d from announced divestments. The gas marketing and trading contribution is expected to improve in the fourth quarter, but not to reach historic levels if lack of volatility in the market continues.
We have continued to make strategic progress. In China, BP’s acquisition of an interest in Block 42/05 in the South China Sea has been approved by the Chinese Government. In Azerbaijan, BP and the State Oil Company of the Republic of Azerbaijan (SOCAR) signed a new 30-year PSA on joint exploration and development of the new Shafag-Asiman structure in the Azerbaijan sector of the Caspian Sea. BP will be the operator with a 50% interest and SOCAR will hold the remaining 50%. We also completed the purchase of an additional 3.29% interest in the BP-operated Azeri-Chirag-Gunashli oilfield development in the Azerbaijan sector of the Caspian Sea, a component of our transaction with Devon Energy. In October, BP was awarded seven blocks in the 26th UK offshore exploration licensing round.
The sale of the majority of our US Permian basin assets in Texas and New Mexico to Apache Corporation was completed during the quarter and, after the end of the quarter, we completed the sale of our Western Canadian upstream gas assets, also to Apache Corporation, and the sale of our remaining US Permian basin assets. Also, we announced that we have agreed to sell our oil and gas exploration, production and transportation business in Colombia to a consortium of Ecopetrol and Talisman of Canada for $1.9 billion in cash, subject to post-closing adjustments. A cash deposit of $1.25 billion was received in the third quarter, with the balance payable on completion. The sale is expected to be completed around the end of the year, subject to regulatory approvals. After the end of the quarter, we announced that we have reached agreement to sell our upstream businesses and associated interests in Venezuela and Vietnam to TNK-BP for $1.8 billion, subject to post-closing adjustments. TNK-BP paid a deposit of $1 billion on 29 October, with the balance due on completion. The sales to TNK-BP are expected to be completed in the first half of 2011, subject to regulatory and other approvals as well as certain pre-emption rights. We have also reached agreement to sell our interests in four mature producing oil and gas fields in the deepwater Gulf of Mexico to Marubeni Oil and Gas for $650 million, subject to post-closing adjustments. The interests in the fields were acquired earlier in the year as part of our wider transaction with Devon Energy. We expect to complete this sale in early 2011, subject to regulatory approvals.
BP announced that in 2011 it intends to organize its Exploration and Production segment in three functional divisions – Exploration, Development and Production – with each reporting directly to the group chief executive.
Following publication of EU Council regulations published on 27 October, 2010 on restrictive measures against Iran, BP is seeking appropriate clarification from the UK Government on certain aspects of the regulations and how they apply to the BP-operated Rhum field in the North Sea (in which the Iranian Oil Company (UK) Limited has a 50% interest).

Exploration and Production

Third quarter			Nine months
2009	2010		2010	2009

		$ million
		Non-operating items
(65)	1,681	US	1,463	124
536	60	Non-US	380	1,165

471	1,741		1,843	1,289

		Fair value accounting effects(a)
169	86	US	132	469
11	(18)	Non-US	(123)	4

180	68		9	473

		Exploration expense
235	78	US	211	514
143	82	Non-US	201	330

378	160		412	844

		Production (net of royalties)(b)
		Liquids (mb/d)(c)
669	564	US	603	658
199	155	Europe	184	204
850	859	Russia	856	836
814	743	Rest of World	767	823

2,532	2,321		2,410	2,521

1,143	1,151	Of which equity-accounted entities	1,144	1,130

		Natural gas (mmcf/d)
2,278	2,190	US	2,217	2,317
473	412	Europe	520	651
553	542	Russia	620	583
4,727	5,220	Rest of World	5,125	4,906

8,031	8,364		8,482	8,457

1,000	985	Of which equity-accounted entities	1,052	1,019

		Total hydrocarbons (mboe/d)(d)
1,061	941	US	985	1,057
280	226	Europe	274	316
945	953	Russia	963	937
1,631	1,643	Rest of World	1,650	1,669

3,917	3,763		3,872	3,979

1,316	1,320	Of which equity-accounted entities	1,325	1,305

		Average realizations(e)
62.77	70.47	Total liquids ($/bbl)	71.76	52.20
2.81	3.92	Natural gas ($/mcf)	3.98	3.11
41.12	45.05	Total hydrocarbons ($/boe)	47.13	35.81

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 22.

(b)	Includes BP’s share of production of equity-accounted entities.

(c)	Crude oil and natural gas liquids.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Refining and Marketing

Third quarter			Nine months
2009	2010		2010	2009

		$ million
1,433	1,699	Profit before interest and tax(a)	4,957	5,386
(517)	88	Inventory holding (gains) losses	(366)	(2,700)

916	1,787	Replacement cost profit before interest and tax(b)	4,591	2,686

		By region
(229)	220	US	914	(247)
1,145	1,567	Non-US	3,677	2,933

916	1,787		4,591	2,686

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 20 for information on replacement cost reporting for operating segments.

The replacement cost profit before interest and tax for the third quarter and nine months was $1,787 million and $4,591 million respectively. The results for the equivalent periods of 2009 were $916 million and $2,686 million respectively.
The 2010 results included net non-operating gains of $382 million for the third quarter and $544 million for the nine months, mainly relating to gains on disposals, partly offset by a charge resulting from the annual reassessment of environmental provisions. A year ago, there were net non-operating charges of $241 million and $757 million respectively. In the third quarter, fair value accounting effects had an unfavourable impact of $221 million for the quarter and $92 million for the nine months. A year ago, there was a favourable impact of $86 million and an unfavourable impact of $149 million respectively.
The result for the third quarter, compared with the same period last year, reflected a stronger overall refining and marketing environment with good operational performance in the fuels value chains, partly offset by a weaker supply and trading contribution. The US region remained profitable this quarter. For the nine months, the result primarily reflected improved performance in both the fuels value chains and international businesses and further cost efficiencies, partly offset by a significantly weaker supply and trading contribution.
In the fuels value chains, refining throughputs in the third quarter increased by 100mb/d compared with the same period last year, and Solomon refining availability (as defined in note (b) on page 12) remained high at 95%. For the nine months, BP’s actual refining margins improved despite a reduction in the indicator margin as a result of BP’s highly upgraded portfolio, allowing BP’s utilization to remain above industry average levels.
In the international businesses, performance continued to be strong. Petrochemicals continued to capture the benefit of demand recovery through high reliability and year-to-date production volumes that were almost 30% higher than the same period in 2009.
Looking ahead, we expect a seasonal decline in refining margins and marketing volumes in the fourth quarter, which is likely to be exacerbated by high stock levels. The supply and trading contribution is expected to remain weak in the fourth quarter due to continued lack of volatility in the market. BP’s refinery turnaround activities are expected to be higher in the fourth quarter than in the third.
During the third quarter, BP completed the planned divestment of a number of non-strategic pipelines and terminals in the US Mid-West, Gulf Coast and West Coast.
During September, BP executed an agreement to sell BP’s interests in ethylene and polyethylene production in Malaysia to its main partner, Petronas. The sale of the majority of these interests completed in September while the remaining portion, which was subject to pre-emption rights, completed in October.
On 1 October, BP and Delek completed the sale of the BP France retail business that was first announced in February 2010.

Refining and Marketing

Third quarter			Nine months
2009	2010		2010	2009

		$ million
		Non-operating items
(179)	216	US	364	(340)
(62)	166	Non-US	180	(417)

(241)	382		544	(757)

		Fair value accounting effects(a)
6	(61)	US	(8)	25
80	(160)	Non-US	(84)	(174)

86	(221)		(92)	(149)

		Refinery throughputs (mb/d)
1,307	1,342	US	1,352	1,220
751	772	Europe	774	766
271	315	Rest of World	302	296

2,329	2,429	Total throughput	2,428	2,282

94.3	95.0	Refining availability (%)(b)	95.0	93.4

		Sales volumes (mb/d)(c)
		Marketing sales by region
1,442	1,431	US	1,438	1,426
1,522	1,491	Europe	1,411	1,502
619	592	Rest of World	614	623

3,583	3,514	Total marketing sales	3,463	3,551
2,377	2,279	Trading/supply sales	2,480	2,306

5,960	5,793	Total refined product sales	5,943	5,857

		Global Indicator Refining Margin (GIM) ($/bbl)(d)
4.89	7.24	US West Coast	6.26	7.31
4.16	4.72	US Gulf Coast	4.94	5.60
5.04	6.34	US Midwest	5.26	6.86
2.60	2.59	North West Europe	3.57	3.45
1.59	2.70	Mediterranean	3.24	2.55
(0.02)	2.34	Singapore	1.39	0.78
3.42	4.53	BP Average GIM	4.37	4.85

		Chemicals production (kte)
812	1,072	US	3,100	2,269
972	938	Europe	2,904	2,627
1,634	1,883	Rest of World	5,616	4,099

3,418	3,893	Total production	11,620	8,995

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 22.

(b)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.

(d)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Other businesses and corporate

Third quarter			Nine months
2009	2010		2010	2009

		$ million
(566)	(563)	Profit (loss) before interest and tax(a)	(963)	(1,947)
(20)	(5)	Inventory holding (gains) losses	(3)	17

(586)	(568)	Replacement cost profit (loss) before interest and tax(b)	(966)	(1,930)

		By region
(179)	(156)	US	(506)	(587)
(407)	(412)	Non-US	(460)	(1,343)

(586)	(568)		(966)	(1,930)

		Results include
		Non-operating items
(29)	(71)	US	(184)	(178)
(35)	(15)	Non-US	51	(246)

(64)	(86)		(133)	(424)

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	See page 20 for information on replacement cost reporting for operating segments.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.
The replacement cost loss before interest and tax for the third quarter and nine months was $568 million and $966 million respectively, compared with losses of $586 million and $1,930 million a year ago. The 2010 results included net non-operating charges of $86 million for the third quarter, mainly relating to the annual reassessment of environmental provisions; and $133 million for the nine months, which also included impairment charges and restructuring and rationalization costs, partially offset by gains on disposal.
Overall, the result for the third quarter was broadly in line with the same quarter last year. For the first nine months, the result also reflected more favourable foreign exchange effects, improved business margins and cost efficiencies compared with a year ago.
In Alternative Energy, our solar business achieved sales of 82MW in the third quarter, compared with 73MW a year ago. Net generation capacity(c) in our US wind business at the end of the third quarter was 711MW (1,237MW gross), compared with 577MW (1,012MW gross) a year ago. In our biofuels business, on 2 September we completed the purchase of Verenium’s biofuels assets.

(c)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Cautionary statement
Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding fourth quarter production and margins and the impact on production of previously announced divestments; continued turnaround activity in the North Sea and Angola; expected seasonal decline in refining margins and marketing volumes in the fourth quarter and expected refining turnaround activity; expected full year effective tax rate; expected improvements in gas marketing and trading contribution in the fourth quarter; expected supply and trading contribution in the fourth quarter; the board’s intention to consider its position on future ordinary share dividend payments in 2011; BP’s plans to restructure its Exploration and Production segment and to create a new Safety and Operational risk function; planned disposals over 18 months; expectations for organic capital expenditure for 2010 and 2011 and capital expenditure for 2011; the anticipated timing and amount of reductions in net debt that the group intends by the end of 2011; the completion of the final P&A of the MC252 wellbore and the P&A of the second relief well; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP’s ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP’s partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the anticipated timing for completion of the disposition of certain BP assets; and payments from the escrow account and the setting aside of assets while the fund is building. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement, under “Risk factors” in our Annual Report and Accounts 2009 and our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and under “Principal risks and uncertainties” in our 2Q Form 6-K filed with the SEC on 28 July 2010.

Group income statement

Third quarter			Nine months
2009	2010		2010	2009
		$ million
66,218	70,608	Sales and other operating revenues (Note 4)	217,404	168,291
359	282	Earnings from jointly controlled entities – after interest and tax	942	936
920	934	Earnings from associates – after interest and tax	2,457	1,919
157	207	Interest and other income	507	551
202	2,621	Gains on sale of businesses and fixed assets	3,630	805

67,856	74,652	Total revenues and other income	224,940	172,502

46,787	51,695	Purchases	157,872	113,571
5,585	13,374	Production and manufacturing expenses(a) (Note 5)	57,093	17,162
1,007	1,206	Production and similar taxes (Note 5)	3,720	2,668
2,991	2,754	Depreciation, depletion and amortization	8,530	8,906
157	380	Impairment and losses on sale of businesses and fixed assets	488	510
378	160	Exploration expense	412	844
3,420	3,187	Distribution and administration expenses	9,146	10,059
(370)	(20)	Fair value (gain) loss on embedded derivatives	286	(710)

7,901	1,916	Profit (loss) before interest and taxation	(12,607)	19,492
266	348	Finance costs	811	858
45	(13)	Net finance expense (income) relating to pensions and other post-retirement benefits	(34)	142

7,590	1,581	Profit (loss) before taxation	(13,384)	18,492
2,235	(292)	Taxation(a)	(4,397)	6,111

5,355	1,873	Profit (loss) for the period	(8,987)	12,381

		Attributable to
5,336	1,785	BP shareholders	(9,286)	12,283
19	88	Minority interest	299	98

5,355	1,873		(8,987)	12,381

		Earnings per share – cents (Note 6)
		Profit (loss) for the period attributable to BP shareholders
28.48	9.50	Basic	(49.44)	65.58
28.18	9.38	Diluted	(49.44)	64.91

(a)	In connection with the Gulf of Mexico oil spill, included in production and manufacturing expenses is a charge of $7,656 million for third quarter 2010 and $39,848 million for nine months 2010, and included in taxation is a credit of $2,604 million for third quarter 2010 and $12,607 million for nine months 2010. See Note 2 on pages 25 – 30 for further details.

Group statement of comprehensive income

Third quarter			Nine months
2009	2010		2010	2009
		$ million
5,355	1,873	Profit (loss) for the period	(8,987)	12,381

549	1,759	Currency translation differences	233	1,889
4	(11)	Exchange (gains) losses on translation of foreign operations transferred to gain or loss on sales of businesses and fixed assets	28	46
256	67	Available-for-sale investments marked to market	(256)	537
—	1	Available-for-sale investments – recycled to the income statement	(142)	2
176	322	Cash flow hedges marked to market	(85)	613
71	32	Cash flow hedges – recycled to the income statement	(41)	488
19	14	Cash flow hedges – recycled to the balance sheet	45	132
(46)	(91)	Taxation	(258)	311

1,029	2,093	Other comprehensive income (expense)	(476)	4,018

6,384	3,966	Total comprehensive income (expense)	(9,463)	16,399

		Attributable to
6,375	3,865	BP shareholders	(9,767)	16,303
9	101	Minority interest	304	96

6,384	3,966		(9,463)	16,399

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2009	101,613	500	102,113

Total comprehensive income (expense)	(9,767)	304	(9,463)
Dividends	(2,627)	(198)	(2,825)
Share-based payments (net of tax)	235	—	235
Transactions involving minority interests	—	306	306

At 30 September 2010	89,454	912	90,366

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	16,303	96	16,399
Dividends	(7,860)	(324)	(8,184)
Share-based payments (net of tax)	479	—	479

At 30 September 2009	100,225	578	100,803

Group balance sheet

	30 September	31 December
	2010	2009
$ million
Non-current assets
Property, plant and equipment	107,396	108,275
Goodwill	8,806	8,620
Intangible assets	14,822	11,548
Investments in jointly controlled entities	14,936	15,296
Investments in associates	13,442	12,963
Other investments	1,170	1,567

Fixed assets	160,572	158,269
Loans	965	1,039
Other receivables	2,891	1,729
Derivative financial instruments	4,889	3,965
Prepayments	1,315	1,407
Deferred tax assets	427	516
Defined benefit pension plan surpluses	1,794	1,390

	172,853	168,315

Current assets
Loans	254	249
Inventories	21,957	22,605
Trade and other receivables	33,990	29,531
Derivative financial instruments	4,836	4,967
Prepayments	2,148	1,753
Current tax receivable	155	209
Other investments	1,551	—
Cash and cash equivalents	12,803	8,339

	77,694	67,653

Assets classified as held for sale (Note 3)	6,566	—

	84,260	67,653

Total assets	257,113	235,968

Current liabilities
Trade and other payables	43,890	35,204
Derivative financial instruments	4,198	4,681
Accruals	5,596	6,202
Finance debt	14,022	9,109
Current tax payable	1,735	2,464
Provisions	12,921	1,660

	82,362	59,320

Liabilities directly associated with assets classified as held for sale (Note 3)	1,262	—

	83,624	59,320

Non-current liabilities
Other payables	15,125	3,198
Derivative financial instruments	3,962	3,474
Accruals	628	703
Finance debt	25,957	25,518
Deferred tax liabilities	10,339	18,662
Provisions	17,603	12,970
Defined benefit pension plan and other post-retirement benefit plan deficits	9,509	10,010

	83,123	74,535

Total liabilities	166,747	133,855

Net assets	90,366	102,113

Equity
BP shareholders’ equity	89,454	101,613
Minority interest	912	500

	90,366	102,113

Condensed group cash flow statement

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Operating activities
7,590	1,581	Profit (loss) before taxation	(13,384)	18,492
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
3,216	2,812	Depreciation, depletion and amortization and exploration expenditure written off	8,662	9,380
(45)	(2,241)	Impairment and (gain) loss on sale of businesses and fixed assets	(3,142)	(295)
(678)	(643)	Earnings from equity-accounted entities, less dividends received	(1,404)	(1,180)
203	149	Net charge for interest and other finance expense, less net interest paid	134	330
135	121	Share-based payments	125	322
(261)	—	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(661)	(281)
(36)	(1,313)	Net charge for provisions, less payments	16,378	196
(115)	617	Movements in inventories and other current and non-current assets and liabilities(a)(b)	12,141	(1,176)
(1,910)	(1,735)	Income taxes paid	(5,055)	(5,360)

8,099	(652)	Net cash provided by (used in) operating activities	13,794	20,428

		Investing activities
(4,975)	(4,741)	Capital expenditure	(13,303)	(15,003)
—	(1,192)	Acquisitions, net of cash acquired	(2,460)	(8)
(128)	(105)	Investment in jointly controlled entities	(287)	(341)
(72)	(13)	Investment in associates	(38)	(159)
506	4,193	Proceeds from disposal of fixed assets(c)	4,937	1,177
98	4,557	Proceeds from disposal of businesses, net of cash disposed(c)	4,644	435
79	133	Proceeds from loan repayments	392	292
—	—	Other	—	47

(4,492)	2,832	Net cash provided by (used in) investing activities	(6,115)	(13,560)

		Financing activities
63	(21)	Net issue (repurchase) of shares	138	125
2,367	4,307	Proceeds from long-term financing	5,405	11,427
(607)	(52)	Repayments of long-term financing	(2,739)	(4,784)
(1,806)	(984)	Net increase (decrease) in short-term debt	(3,086)	(3,848)
(2,621)	(1)	Dividends paid – BP shareholders	(2,627)	(7,860)
(139)	(67)	– Minority interest	(198)	(324)

(2,743)	3,182	Net cash provided by (used in) financing activities	(3,107)	(5,264)

60	131	Currency translation differences relating to cash and cash equivalents	(108)	82

924	5,493	Increase (decrease) in cash and cash equivalents	4,464	1,686
8,959	7,310	Cash and cash equivalents at beginning of period	8,339	8,197

9,883	12,803	Cash and cash equivalents at end of period	12,803	9,883

(a) Includes impacts of the Gulf of Mexico oil spill as follows (see Note 2 for further information on other cash flow impacts):

—	(1,208)	Movements in inventories and other current and non-current assets and liabilities	11,222	—

(b) Includes:

(538)	82	Inventory holding (gains) losses	(339)	(2,666)
(370)	(20)	Fair value (gain) loss on embedded derivatives	286	(710)

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit (loss) before taxation.

(c) Third quarter 2010 includes $5,045 million in respect of deposits received relating to disposal transactions expected to complete in subsequent periods.

Capital expenditure and acquisitions

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		By business
		Exploration and Production
1,395	1,432	US(a)	5,589	4,487
2,117	3,815	Non-US(b)(c)	8,802	6,296

3,512	5,247		14,391	10,783

		Refining and Marketing
584	774	US	2,006	1,713
335	293	Non-US	658	837

919	1,067		2,664	2,550

		Other businesses and corporate
502	289	US(d)	347	922
50	53	Non-US	153	141

552	342		500	1,063

4,983	6,656		17,555	14,396

		By geographical area
2,481	2,495	US(a)(d)	7,942	7,122
2,502	4,161	Non-US(b)(c)	9,613	7,274

4,983	6,656		17,555	14,396

		Included above:
281	1,427	Acquisitions and asset exchanges(a)(b)	3,194	281

(a)	Nine months 2010 included capital expenditure of $1,767 million in the US Deepwater Gulf of Mexico as part of the transaction with Devon Energy announced in first quarter 2010.

(b)	Third quarter 2010 included capital expenditure of $1,099 million in Azerbaijan as part of the transaction with Devon Energy announced in the first quarter 2010.

(c)	Third quarter 2010 included $492 million for the purchase of additional interests in the Valhall and Hod fields in the North Sea. Nine months 2010 also included capital expenditure of $900 million relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

(d)	Included capital expenditure on wind turbines for future wind projects of $167 million during the first nine months of 2010, of which $163 million during the third quarter; and $404 million during the first nine months of 2009, of which $107 million during the third quarter 2009.
Exchange rates

Third quarter			Nine months
2009	2010		2010	2009
1.64	1.55	US dollar/sterling average rate for the period	1.53	1.54
1.59	1.58	US dollar/sterling period-end rate	1.58	1.59
1.43	1.29	US dollar/euro average rate for the period	1.31	1.36
1.45	1.36	US dollar/euro period-end rate	1.36	1.45

Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		By business
		Exploration and Production
1,864	3,602	US	8,162	4,168
5,065	4,748	Non-US	14,724	12,127

6,929	8,350		22,886	16,295

		Refining and Marketing
(229)	220	US	914	(247)
1,145	1,567	Non-US	3,677	2,933

916	1,787		4,591	2,686

		Other businesses and corporate
(179)	(156)	US	(506)	(587)
(407)	(412)	Non-US	(460)	(1,343)

(586)	(568)		(966)	(1,930)

7,259	9,569		26,511	17,051
–	(7,656)	Gulf of Mexico oil spill response	(39,848)	–
104	85	Consolidation adjustment	391	(225)

7,363	1,998	Replacement cost profit (loss) before interest and tax(b)	(12,946)	16,826
		Inventory holding gains (losses)(c)
1	1	Exploration and Production	(30)	(17)
517	(88)	Refining and Marketing	366	2,700
20	5	Other businesses and corporate	3	(17)

7,901	1,916	Profit (loss) before interest and tax	(12,607)	19,492
266	348	Finance costs	811	858
45	(13)	Net finance expense (income) relating to pensions and other post-retirement benefits	(34)	142

7,590	1,581	Profit (loss) before taxation	(13,384)	18,492

		Replacement cost profit (loss) before interest and tax
		By geographical area
1,516	(3,891)	US	(30,472)	3,100
5,847	5,889	Non-US	17,526	13,726

7,363	1,998		(12,946)	16,826

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.

(b)	Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.

(c)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Exploration and Production
72	1,735	Impairment and gain (loss) on sale of businesses and fixed assets	2,382	504
3	(54)	Environmental and other provisions	(54)	3
1	(6)	Restructuring, integration and rationalization costs	(123)	(6)
370	20	Fair value gain (loss) on embedded derivatives	(286)	767
25	46	Other	(76)	21

471	1,741		1,843	1,289

		Refining and Marketing
(13)	507	Impairment and gain (loss) on sale of businesses and fixed assets	732	(86)
(190)	(83)	Environmental and other provisions	(83)	(190)
(38)	(32)	Restructuring, integration and rationalization costs	(50)	(415)
–	–	Fair value gain (loss) on embedded derivatives	–	(57)
–	(10)	Other	(55)	(9)

(241)	382		544	(757)

		Other businesses and corporate
(14)	(1)	Impairment and gain (loss) on sale of businesses and fixed assets	28	(123)
(16)	(77)	Environmental and other provisions	(81)	(91)
(28)	(8)	Restructuring, integration and rationalization costs	(68)	(136)
–	–	Fair value gain (loss) on embedded derivatives	–	–
(6)	–	Other	(12)	(74)

(64)	(86)		(133)	(424)

–	(7,656)	Gulf of Mexico oil spill response	(39,848)	–

166	(5,619)	Total before interest and taxation	(37,594)	108
–	(47)	Finance costs(b)	(47)	–

166	(5,666)	Total before taxation	(37,641)	108
(48)	2,097	Taxation credit (charge)(c)	12,024	(19)

118	(3,569)	Total after taxation for period	(25,617)	89

(a)	An analysis of non-operating items by region is shown on pages 10,12 and 13.

(b)	Third quarter and nine months 2010 finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 25 – 30 for further details.

(c)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief.
Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group’s financial performance.

Non-GAAP information on fair value accounting effects

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
180	68	Exploration and Production	9	473
86	(221)	Refining and Marketing	(92)	(149)

266	(153)		(83)	324
(77)	38	Taxation charge(a)	14	(98)

189	(115)		(69)	226

(a)	Tax is calculated using the quarter’s effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss.
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.
Reconciliation of non-GAAP information

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Exploration and Production
6,749	8,282	Replacement cost profit before interest and tax adjusted for fair value accounting effects	22,877	15,822
180	68	Impact of fair value accounting effects	9	473

6,929	8,350	Replacement cost profit before interest and tax	22,886	16,295

		Refining and Marketing
830	2,008	Replacement cost profit before interest and tax adjusted for fair value accounting effects	4,683	2,835
86	(221)	Impact of fair value accounting effects	(92)	(149)

916	1,787	Replacement cost profit before interest and tax	4,591	2,686

		Total group
7,635	2,069	Profit (loss) before interest and tax adjusted for fair value accounting effects	(12,524)	19,168
266	(153)	Impact of fair value accounting effects	(83)	324

7,901	1,916	Profit (loss) before interest and tax	(12,607)	19,492

Realizations and marker prices

Third quarter			Nine months
2009	2010		2010	2009
		Average realizations(a)
		Liquids ($/bbl)(b)
60.30	68.15	US	69.57	49.28
67.31	74.19	Europe	75.17	58.38
64.21	72.06	Rest of World	73.17	53.44
62.77	70.47	BP Average	71.76	52.20

		Natural gas ($/mcf)
2.73	3.73	US	4.04	2.86
2.96	5.59	Europe	5.17	4.69
2.84	3.87	Rest of World	3.83	3.01
2.81	3.92	BP Average	3.98	3.11

		Total hydrocarbons ($/boe)
43.84	49.90	US	51.86	36.92
52.72	61.69	Europe	60.60	47.31
36.25	38.71	Rest of World	40.76	32.11
41.12	45.05	BP Average	47.13	35.81

		Average oil marker prices ($/bbl)
68.08	76.86	Brent	77.16	57.32
68.12	76.05	West Texas Intermediate	77.56	57.22
69.07	76.37	Alaska North Slope	77.93	58.05
66.35	74.66	Mars	75.97	56.08
67.76	75.58	Urals (NWE– cif)	75.94	56.72
35.55	35.94	Russian domestic oil	35.69	29.74

		Average natural gas marker prices
3.39	4.38	Henry Hub gas price ($/mmBtu)(c)	4.59	3.93
21.57	43.14	UK Gas – National Balancing Point (p/therm)	39.04	31.90

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.

Notes
1.	Basis of preparation
Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2009 included in the BP Annual Report and Accounts 2009 and in BP Annual Report on Form 20-F 2009.
BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts and the Annual Report on Form 20-F for 2010, which do not differ significantly from those used in the BP Annual Report and Accounts 2009, or in the BP Annual Report on Form 20-F 2009.
Certain of the group’s accounting policies that are relevant to an understanding of the interim results for the current period are provided below.
Segmental reporting
For the purposes of segmental reporting, the group’s operating segments are established on the basis of those components of the group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. During the second quarter of 2010 a separate organization was created within the group to deal with the ongoing response to the Gulf of Mexico oil spill. This organization reports directly to the group chief executive officer and its costs are excluded from the results of the existing operating segments. Under IFRS its costs are therefore presented as a reconciling item between the sum of the results of the reportable segments and the group results.
Provisions
Provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect the risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the estimated future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within finance costs. Provisions are split between amounts expected to be settled within 12 months of the balance sheet date (current) and amounts expected to be settled later (non-current).
Where a possible obligation exists, or an obligation cannot be measured reliably, it is classed as a contingent liability and disclosed but not provided for. In future periods these uncertainties will be resolved such that further provisions may need to be recognized. Disclosures are given in relation to contingent liabilities to the extent practicable.
Where the group makes contributions into a separately administered fund for restoration, environmental rehabilitation and other obligations, which it does not control, and the group’s right to the assets in the fund is restricted, the obligation to contribute to the fund is recognized as a liability where it is probable that such additional contributions will be made. The group recognizes a reimbursement asset separately, being the lower of the amount of the associated claims obligation recognized and the group’s share of the fair value of the net assets of the fund available to contributors. Changes in the carrying amount of the reimbursement asset, other than contributions to and payments from the fund, are recognized in profit or loss.
Amounts that BP has a contractual right to recover from third parties are contingent assets. Such amounts are not recognized in the accounts unless they are virtually certain to be received.

Notes
1.	Basis of preparation (continued)

New or amended International Financial Reporting Standards adopted
BP has adopted the revised version of IFRS 3 ‘Business Combinations’, with effect from 1 January 2010. The revised standard still requires the purchase method of accounting to be applied to business combinations but introduces some changes to the accounting treatment. Assets and liabilities arising from business combinations that occurred before 1 January 2010 were not required to be restated and thus there was no effect on the group’s reported income or net assets on adoption.
In addition, BP has adopted the amended version of IAS 27, ‘Consolidated and Separate Financial Statements’, also with effect from 1 January 2010. This requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized in profit or loss. There was no effect on the group’s reported income or net assets on adoption.
2.	Significant event in the period – Gulf of Mexico oil spill
The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill, as described on pages 4 – 6. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Third		Nine
quarter		months
2010		2010
	$ million
	Income statement
7,656	Production and manufacturing expenses	39,848

(7,656)	Profit (loss) before interest and taxation	(39,848)
47	Finance costs	47

(7,703)	Profit (loss) before taxation	(39,895)
2,604	Less: Taxation	12,607

(5,099)	Profit (loss) for the period	(27,288)

30 September
$ million	2010
Balance sheet
Current assets
Trade and other receivables	6,663
Current liabilities
Trade and other payables(a)	(7,272)
Provisions	(11,343)

Net current liabilities	(11,952)

Non-current assets
Other receivables	352
Non-current liabilities
Other payables	(11,010)
Provisions	(5,062)
Deferred tax	10,988

Net non-current liabilities	(4,732)

Net assets	(16,684)

(a)	Includes

Escrow account liability	(5,750)
Other payables	(1,522)

(7,272)

Notes
2.	Significant event in the period – Gulf of Mexico oil spill (continued)

Third		Nine
quarter		months
2010		2010
	$ million
	Cash flow statement – Operating activities
(7,703)	Profit (loss) before taxation	(39,895)
	Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
47	Net charge for interest and other finance expense, less net interest paid	47
(1,243)	Net charge for provisions, less payments	16,403
(1,208)	Movements in inventories and other current and non-current assets and liabilities	11,222

(10,107)	Pre-tax cash flows	(12,223)

Net cash used in operating activities amounted to $9,051 million and $10,604 million in the third quarter and nine months respectively.

Income statement

Response operations following the 20 April 2010 Deepwater Horizon incident have been managed by a Unified Area Command (UAC). The UAC consists of the Federal On Scene Coordinator (FOSC — USCG), the state on scene coordinators (Texas, Louisiana, Mississippi, Alabama, and Florida), and BP (a designated Responsible Party under the Oil Pollution Act of 1990 (OPA 90)). The UAC links the organizations responding to the incident and provides a forum for those organizations to make consensus decisions. If consensus cannot be reached the FOSC - USCG carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP’s control but instead are determined largely by the UAC. This will continue to be the case until control of the response operations transitions to the BP Gulf Coast Restoration Organization.
The contractual arrangements put in place at the height of the response to the Gulf of Mexico oil spill were complex, involving many parties including contractors, sub-contractors and the UAC. Arrangements were put in place rapidly to ensure that the response was timely. BP has provided for the cost of all estimable known obligations but it is possible that further costs might arise from the intense activity that took place at that time.
The group income statement for the third quarter reflects a further pre-tax charge of $7,703 million in relation to the Gulf of Mexico oil spill, making a total of $39,895 million for the nine months. Costs incurred relating to the incident were $8,687 million in the third quarter and $11,579 million for the nine months. This includes payments of $834 million during the third quarter from the escrow account which was formally established in August. Costs incurred exclude payments by BP into the escrow account of $3 billion in the third quarter.
The income statement charge for the year to date comprises costs incurred up to 30 September 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations under the escrow account. The third-quarter charge reflects experience from response activities in the third quarter and further information in relation to obligations arising. The charge arises due to additional time taken to complete the well-kill operations (including delays due to adverse weather and being required to maintain full response readiness), contractual costs now estimable related to decontamination and demobilization of vessels involved in the response, additional legal costs, and claims centre administration costs.
Costs incurred during the third quarter include the cost of the spill response, containment, relief well drilling, grants to the states whose shorelines have been affected, claims paid, federal costs (including the involvement of the US Coast Guard) and Gulf Coast Restoration Organization expenses.
The amount provided for future costs reflects ongoing response, remediation and assessment efforts, BP’s commitment to the Gulf of Mexico Research Initiative, estimated legal costs expected to be incurred in relation to litigation, remaining payments to the escrow account, claims centre administration costs and an amount for estimated penalties for strict liability under the Clean Water Act. The calculation for fines and penalties under the Clean Water Act has been determined using an estimate of the flow rate within the range of figures published and is based upon BP’s belief that it was not grossly negligent. The charge does not reflect any amounts in relation to fines and penalties except for those relating to the Clean Water Act, as it is not possible to estimate reliably either the amount or timing of such additional amounts.

Notes
2.	Significant event in the period – Gulf of Mexico oil spill (continued)
BP has established an escrow account of $20 billion to be funded over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims adjudicated by the GCCF, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In the third quarter $3 billion was contributed to the fund, a further $2 billion is due in the fourth quarter, with further quarterly contributions of $1.25 billion to be made during 2011 to 2013. The income statement charge for the third quarter and the first nine months includes $20 billion in relation to these items, adjusted to take account of the time value of money. Fines, penalties and claims centre administration costs are not covered by the escrow account.
Finance costs of $47 million in the third quarter reflect the unwinding of discount on the escrow liability and provisions.

Provisions
In addition to amounts incurred during the second and third quarters, provisions recognized for future expenditure that can currently be estimated reliably are also included in production and manufacturing expenses.

The total amount of provision recognized at 30 June 2010 relating to the oil spill was $17,646 million. Movements in the provision during the three-month period to 30 September 2010 are shown below:

$ million
At 1 July 2010	17,646
Increase in provision(a)	7,199
Unwinding of discount	2
Utilization	(8,442)

At 30 September 2010	16,405

(a)	The increase in provision may be reconciled to the income statement charge as follows:

Increase in provision	7,199
Items not now covered by the escrow account*	833
Non-provisioned costs	245
Change in discount rate relating to escrow account liability	135
Less: Items to be paid from the escrow account	(756)

(Profit) loss before interest and taxation	7,656

*	Certain items, which were expected to be paid from the escrow account at the time of the second-quarter results, were excluded when the arrangements were finalized in the third quarter. These items, which are predominantly claims-related costs and claims paid prior the establishment of the escrow account, have therefore been charged in the third-quarter results.
The increase in provision during the third quarter relates principally to additional time taken to complete the well-kill operations (including delays due to adverse weather and being required to maintain full response readiness), contractual costs now estimable related to decontamination and demobilization of vessels involved in the response, additional legal costs and claims centre administration costs. The increase in provision includes $756 million expected to be paid out of the escrow account. Utilization of the provision represents expenditure against the provision during the third quarter, including $834 million paid out of the escrow account.
The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty. The ultimate exposure and cost to BP will be dependent on many factors including the rate at which the number of people involved in the response is gradually reduced, the time taken to reduce the number of vessels involved in the response and to complete associated decontamination activities, and the timing of transition of control of the operation from the UAC to the BP Gulf Coast Restoration Organization. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of negligence by BP), the outcome of federal and derivative lawsuits, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP.
There are inherent uncertainties over the timing and amount of payments required. These uncertainties affect the measurement of provisions recognized to date. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted under contingent liabilities below. Therefore the provision does not include these obligations. For further information regarding the uncertainties relating to liabilities arising as a result of the incident refer to Principal risks and uncertainties in our 2Q Form 6-K.
In addition, see below under Co-owner recovery for information regarding potential recovery from our partners of costs incurred to date.

Notes
2.	Significant event in the period – Gulf of Mexico oil spill (continued)

Offshore and onshore oil spill response
The estimated future costs of the offshore operations are based upon the remaining activities expected to be undertaken, including the US Coast Guard response costs, and decontamination of vessels involved in the spill response. The amount provided has been calculated using daily rates of costs incurred to date, in conjunction with the anticipated activities as noted on pages 4 – 6. In addition, the estimated future costs of the shoreline response have been provided for based on the remaining activities expected to be undertaken and the current acreage of shoreline affected. The majority of these costs are expected to be incurred and paid in the next 12 months.

Environmental
The amounts committed by BP for a 10-year research programme to study the impact of the incident on the marine and shoreline environment of the Gulf of Mexico, have been provided for where not expended before 30 September 2010.
As a responsible party under the OPA 90, BP is required to pay for natural resource damage resulting from the oil spill. These damages include, amongst other things, the reasonable costs of assessing the injury to natural resources. BP has been incurring natural resource damage assessment costs and a provision has been made for the estimated costs of the assessment phase. Until the size, location and duration of the impact is assessed, it is not possible to estimate reliably either the amounts or timing of the remaining damage and renewal costs. Therefore no amounts have been provided for these items; however the $20-billion escrow account established by BP is available to pay for such natural resource damages and BP’s $20-billion obligation to fund the escrow account has been recognized in full, after taking account of the time value of money.

Claims under OPA 90
The estimated future cost of settling claims received to date under OPA 90 has been provided for, based upon actual payment history to date regarding the average monthly payment per claimant, and an estimate of the period over which payments are expected to continue. Claims centre administration costs have also been provided for. The measurement of this provision is subject to a very high degree of uncertainty. The amount provided for claims has been determined in accordance with IFRS and may be subject to significant revision as the claims process progresses. BP is committed to satisfying all legitimate claims.
Further claims will continue to be made. In addition, BP has received more than 400 private civil lawsuits (see Legal proceedings on pages 35 – 39 for further information). BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be estimated reliably at this time. No amounts have been provided for these items, except for the estimated legal costs expected to be incurred in connection with the litigation. However, the $20-billion escrow account is available to satisfy these claims and the group’s obligation to fund the $20-billion escrow account has been recognized in full, after taking account of the time value of money. Claims and litigation settlements are likely to be paid out over many years to come.

Fines and penalties
Provision has been made for the estimated penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. While there are uncertainties with respect to both the per-barrel amount of any penalty and volume of oil spilled used in the calculation, assumptions have been made to arrive at a range of potential liabilities upon which this provision is based. This calculation assumes a volume of oil spilled determined using an estimate of the flow rate within the range of figures published, and is based upon BP’s belief that it was not grossly negligent.
The amount and timing of these costs depends upon agreement with the appropriate authorities on the volume of oil spilled. It is not practicable to estimate the timing of expending these costs. No other amounts have been provided as at 30 September 2010 in relation to other potential fines and penalties because it is not possible to measure the obligation reliably.

Notes
2.	Significant event in the period – Gulf of Mexico oil spill (continued)

Other payables – escrow account
As noted and described in further detail on pages 4 – 6, on 16 June 2010 BP agreed with the US government that it would establish an escrow account of $20 billion to be available to satisfy legitimate individual and business claims adjudicated by the GCCF, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. It does not cover fines and penalties or claims centre administration costs. The $20-billion obligation to fund the escrow account has been recognized in full and is included within other payables on the balance sheet after taking account of the time value of money. The establishment of this escrow account does not represent a cap or floor on BP’s liabilities and BP does not admit to a liability of this amount.
The total amount recognized at 30 June 2010 relating to the escrow account funding obligation was $19,580 million. The escrow account was established within the Deepwater Horizon Oil Spill Trust in early August. The table below shows movements in the funding obligation, recognized within other payables on the balance sheet, during the three-month period to 30 September 2010.

$ million
At 1 July 2010	19,580
Unwinding of discount	45
Change in discount rate	135
Contribution	(3,000)

At 30 September 2010	16,760

On 30 September, BP pledged certain Gulf of Mexico assets as collateral for the escrow account funding obligation. The pledged collateral consists of an overriding royalty interest in oil and gas production of BP’s Thunder Horse, Atlantis, Mad Dog, Great White and Mars, Ursa and Na Kika assets in the Gulf of Mexico. A wholly-owned company called Verano Collateral Holdings LLC (‘Verano’) has been created to hold the overriding royalty interest, which is capped at $1.25 billion per quarter and $17 billion in total. Verano has pledged the overriding royalty interest to the Trust as collateral for BP’s remaining contribution obligations to the Trust. There is no change in operatorship or the marketing of the production from the assets and there is no effect on the other partners’ interests in the assets. For financial reporting purposes Verano is a consolidated entity of BP and there is no impact on the consolidated financial statements.

Other receivables – reimbursement asset
To the extent that a provision for future expenditure has been recognized that is expected to be met by payments from the escrow account, a reimbursement asset has been recognized.

Contingent liabilities
BP has provided for its best estimate of items that will be paid through the $20-billion escrow account. At the present time, BP considers it is not possible to measure reliably any obligation in relation to future claims, including natural resource damage under OPA 90, or litigation actions that have been received to date or may be received in the future. Although it is not possible at the current time to estimate a liability in excess of the amount currently provided, BP’s full obligation under the $20-billion escrow account has been expensed in the income statement, taking account of the time value of money.
For those items not covered by the escrow account it is not possible to measure reliably any obligation in relation to other litigation or potential fines and penalties except, subject to certain assumptions noted above, for those relating to the Clean Water Act.
The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in our 2Q Form 6-K under Principal risks and uncertainties. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided as at 30 September 2010 in relation to these. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.

Notes
2. Significant event in the period – Gulf of Mexico oil spill (continued)
Co-owner recovery
BP is the operator of the MC252 well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. Under IFRS, recovery must be virtually certain for receivables to be recognized. While BP believes that it has a contractual right to recover the partners’ shares of the costs incurred, no amounts have been recognized in the financial statements. As at the end of October, $4,278 million has been billed to the joint venture partners, which BP believes to be contractually recoverable. Of this amount, $3,728 million relates to costs incurred in the first nine months of 2010 and the balance relates to the advance-billing of costs expected to be incurred for the month of October. Our joint venture partners have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.
3. Non-current assets held for sale
As part of the group’s plans announced in July to dispose of assets with a value of up to $30 billion by the end of 2011, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 30 September 2010. The carrying amount of the assets held for sale is $6,566 million, with associated liabilities of $1,262 million. Included within these amounts are the following items.
On 20 July 2010, BP announced that it had entered into several agreements to sell upstream assets in the United States, Canada and Egypt to Apache Corporation. The deals comprise BP’s Permian Basin assets in Texas and south-east New Mexico; its Western Canadian upstream gas assets; and the Western Desert business concessions and East Badr El-din exploration concession in Egypt. During the third quarter, the sale of the majority of the US Permian Basin assets was completed and disposal proceeds of $2.7 billion received in cash. The remaining Permian Basin, Western Canadian and Egyptian assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 30 September 2010. Since the end of the quarter, the sale of the Western Canadian assets to Apache Corporation completed and the sale of the remaining US Permian Basin assets, following the exercise of pre-emption rights by an existing partner, also completed. The sale of the Egyptian assets is expected to be completed in the fourth quarter.
In July 2010, BP announced the start of active marketing of its assets in Pakistan and Vietnam and expects to sell them within 12 months. In Pakistan, BP intends to sell all of its exploration and production assets. In Vietnam, BP is seeking to divest its interests in offshore gas production (Block 06.1), a receiving terminal and associated pipelines and a power generation asset (Phu My 3). These assets have been classified as held for sale in the group balance sheet at 30 September 2010.
On 18 October 2010, BP announced that it had reached agreement to sell the assets in Vietnam, together with its upstream businesses and associated interests in Venezuela, to TNK-BP for $1.8 billion, subject to post-closing adjustments. The Venezuelan assets included in the agreement include BP’s interests in the Petroperijá, Boquerón and PetroMonagas joint ventures. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 30 September 2010. The sales of the Venezuela and Vietnam businesses are expected to be completed in the first half of 2011, subject to regulatory and other approvals.
In August 2010, BP announced the disposal of its oil and gas exploration, production and transportation business in Colombia for $1.9 billion in cash, subject to post-closing adjustments. These assets and associated liabilities have been classified as held for sale in the group balance sheet at 30 September 2010. The sale is expected to be completed by the end of the year, subject to regulatory and other approvals.
On 25 October 2010, BP announced that it had reached agreement to sell its recently acquired interests in four mature producing deepwater oil and gas fields in the US Gulf of Mexico to Marubeni Oil and Gas for $650 million, subject to post-closing adjustments. BP acquired the interests in these fields from Devon Energy earlier in 2010 as part of a wider acquisition of assets in the Gulf of Mexico, Brazil and Azerbaijan. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 30 September 2010. The sale is expected to be completed in early 2011, dependent upon regulatory approval.

Notes
4. Sales and other operating revenues

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		By business
14,871	15,212	Exploration and Production	48,507	40,062
60,542	64,054	Refining and Marketing	195,590	150,448
761	759	Other businesses and corporate	2,343	1,948

76,174	80,025		246,440	192,458

		Less: sales between businesses
9,540	8,725	Exploration and Production	27,513	22,929
204	475	Refining and Marketing	891	540
212	217	Other businesses and corporate	632	698

9,956	9,417		29,036	24,167

		Third party sales and other operating revenues
5,331	6,487	Exploration and Production	20,994	17,133
60,338	63,579	Refining and Marketing	194,699	149,908
549	542	Other businesses and corporate	1,711	1,250

66,218	70,608	Total third party sales and other operating revenues	217,404	168,291

		By geographical area
24,637	25,751	US	79,621	62,894
48,174	52,818	Non-US	159,938	121,131

72,811	78,569		239,559	184,025
6,593	7,961	Less: sales between areas	22,155	15,734

66,218	70,608		217,404	168,291

Notes
5. Production and similar taxes

Third quarter			Nine months
2009	2010		2010	2009
		$ million
166	220	US	742	378
841	986	Non-US	2,978	2,290

1,007	1,206		3,720	2,668

Comparative figures have been restated to include amounts previously reported as production and manufacturing expenses amounting to $344 million for the third quarter 2009 and $871 million for the nine months 2009, which we believe are more appropriately classified as production taxes. There was no effect on the group profit for the period or the group balance sheet.
6. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Results for the period
5,336	1,785	Profit (loss) for the period attributable to BP shareholders	(9,286)	12,283
—	—	Less: preference dividend	1	1

5,336	1,785	Profit (loss) attributable to BP ordinary shareholders	(9,287)	12,282
(355)	62	Inventory holding (gains) losses, net of tax	(242)	(1,775)

4,981	1,847	RC profit (loss) attributable to BP ordinary shareholders	(9,529)	10,507

18,733,516	18,790,089	Basic weighted average number of shares outstanding (thousand)(a)	18,783,166	18,726,934
3,122,253	3,131,682	ADS equivalent (thousand)(a)	3,130,528	3,121,156

18,936,781	19,020,236	Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)(a)	19,010,123	18,922,410
3,156,130	3,170,039	ADS equivalent (thousand)(a)	3,168,354	3,153,735

18,739,590	18,789,321	Shares in issue at period-end (thousand)(a)	18,789,321	18,739,590
3,123,265	3,131,554	ADS equivalent (thousand)(a)	3,131,554	3,123,265

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Notes
7. Analysis of changes in net debt

Third quarter			Nine months
2009	2010		2010	2009
		$ million
		Opening balance
36,240	30,580	Finance debt	34,627	33,204
8,959	7,310	Less: Cash and cash equivalents	8,339	8,197
179	53	Less: FV asset (liability) of hedges related to finance debt	127	(34)

27,102	23,217	Opening net debt	26,161	25,041

		Closing balance
36,555	39,979	Finance debt	39,979	36,555
9,883	12,803	Less: Cash and cash equivalents	12,803	9,883
370	797	Less: FV asset (liability) of hedges related to finance debt	797	370

26,302	26,379	Closing net debt	26,379	26,302

800	(3,162)	Decrease (increase) in net debt	(218)	(1,261)

864	5,362	Movement in cash and cash equivalents (excluding exchange adjustments)	4,572	1,604
46	(3,271)	Net cash outflow (inflow) from financing (excluding share capital)	420	(2,795)
—	(5,045)	Movement in finance debt relating to investing activities	(5,045)	–
(97)	(146)	Other movements	(119)	(75)

813	(3,100)	Movement in net debt before exchange effects	(172)	(1,266)
(13)	(62)	Exchange adjustments	(46)	5

800	(3,162)	Decrease (increase) in net debt	(218)	(1,261)

At 30 September 2010 $1,082 million of finance debt was secured by the pledging of assets, $4,365 million was secured against future cash flows from sales of equity oil production and $1,250 million was secured in connection with deposits received relating to certain of the group’s expected disposal transactions. The remainder was unsecured. At 31 December 2009 all finance debt was unsecured.

Notes
8. TNK-BP operational and financial information

Third quarter			Nine months
2009	2010		2010	2009
		Production (Net of royalties) (BP share)
850	859	Crude oil (mb/d)	856	836
553	542	Natural gas (mmcf/d)	620	583
945	953	Total hydrocarbons (mboe/d)(a)	963	937

		$ million
		Income statement (BP share)
1,081	972	Profit before interest and tax	2,603	2,373
(53)	(26)	Finance costs	(98)	(175)
(263)	(168)	Taxation	(602)	(690)
(33)	(48)	Minority interest	(140)	(96)

732	730	Net income	1,763	1,412

		Cash flow
252	229	Dividends received	990	720

Balance sheet	30 September	31 December
	2010	2009
Investments in associates	9,914	9,141

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
9. Inventory valuation
A provision of $46 million was held at 31 December 2009 to write inventories down to their net realizable value. The net movement in the provision during the third quarter 2010 was a decrease of $258 million (third quarter 2009 was an increase of $128 million). The net movement in the provision in the nine months 2010 was an increase of $70 million, compared with a decrease of $943 million for the nine months 2009.
10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 1 November 2010, is unaudited and does not constitute statutory financial statements.

Principal risks and uncertainties
BP is subject to a number of risks and uncertainties, including those arising from the Gulf of Mexico oil spill. The principal risks and uncertainties faced by the group are detailed in our 2Q Form 6-K on pages 39 – 45 and we urge you to consider these carefully. If any of these risks occur, our business, financial condition and results of operations could suffer and the trading price and liquidity of our securities could decline.
Legal proceedings
Proceedings and investigations relating to the Gulf of Mexico oil spill
BP p.l.c., BP E&P and various other BP entities (collectively referred to as BP) are among the companies named as defendants in more than 400 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico, where the Deepwater Horizon was deployed at the time of the Incident, and holds a 65% working interest. The other working interest owners are Anadarko Petroleum Company and MOEX Offshore 2007 LLP. The Deepwater Horizon, which was operated by Transocean Holdings LLC, sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, shipping interests, restaurant and hotel owners and others who are property and/or business owners alleged to have suffered economic loss. Shareholder derivative lawsuits have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging securities fraud claims and violations of the Employee Retirement Income Security Act (ERISA). In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative and ERISA cases and another in federal court in New Orleans for the remaining cases.
Under OPA 90, BP E&P has been designated as one of the “responsible parties” for the oil spill resulting from the Incident. Accordingly, BP E&P is one of the parties financially responsible for the clean-up of the spill and for economic damages as provided by OPA 90. In addition, pursuant to OPA 90, the US Coast Guard has requested reimbursement from BP and the other responsible parties for its costs of responding to the Incident, and BP has paid all amounts so billed to date. Continuing requests for cost reimbursement are expected from the US Coast Guard and other governmental authorities. In addition, BP is participating with federal and state trustees in a cooperative assessment of potential natural resource damages associated with the spill. Under OPA 90, BP E&P is one of the parties financially responsible for paying the reasonable assessment costs incurred by these trustees as well as natural resource damages that result from the Incident.
BP E&P has committed to establish a $20-billion escrow account over the next three and a half years. BP E&P has contributed an initial payment of $3 billion in August 2010 and will contribute $2 billion in the fourth quarter of 2010. These contributions will be supplemented by additional payments of $1.25 billion per quarter until a total of $20 billion has been paid into the escrow account. While the escrow account is building, BP E&P has pledged collateral consisting of an overriding royalty interest in oil and gas production from certain assets in the Gulf of Mexico sufficient at any time to secure the difference between the amount deposited as of that date and $20 billion. The establishment of this account does not represent a cap on BP’s liabilities, and BP does not admit to a liability of this amount. The escrow account will pay claims adjudicated by the GCCF, state and local government claims resolved by BP, final judgments, settlements, state and local response costs, and natural resource damages and related costs. Payments from the escrow account will be made upon adjudication or resolution of claims or the final determination of other costs covered by the account. There will be a sunset on the escrow account, and funds, if any, remaining once the claims process has been completed will revert to BP E&P.

Legal proceedings (continued)
BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. On 27 April 2010, the US Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement in June 2010) convened a joint investigation of the Incident by establishing a Marine Board of Investigation aimed at determining the causes of the Incident and recommending safety improvements. BP was designated as one of several Parties in Interest in the investigation. On 21 May 2010, President Obama signed an executive order establishing a bipartisan National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling to examine and report on, within six months of the date of the Commission’s first meeting, the relevant facts and circumstances concerning the root causes of the Deepwater Horizon incident and develop options for guarding against, and mitigating the impact of, oil spills associated with offshore drilling, taking into consideration the environmental, public health, and economic effects of such options. On 7 July 2010, the US Chemical Safety and Hazard Investigation Board (CSB) informed BP of its investigation of the Incident. The investigation is focused on the 20 April 2010 explosions and fire, and not the resulting oil spill or response efforts. The CSB is expected to issue within two years several investigation reports that will identify the alleged root cause(s) of the Incident, and recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences. Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee to examine the performance of the technologies and practices involved in the probable causes of the explosion, including the performance of the blow-out preventer and related technology features, and to identify and recommend available technology, industry best practices, best available standards, and other measures in the US and around the world related to oil and gas deepwater exploratory drilling and well completion to avoid future occurrence of such events. On 14 June 2010, the US Coast Guard initiated an Incident Specific Preparedness Review to examine the implementation and effectiveness of the response and recovery operations relating to the spill. Additionally, BP representatives have appeared before multiple committees of the US Congress that are conducting inquiries into the Incident. BP has been providing documents and written information in response to requests by these committees and will continue to do so. See “Principal risks and uncertainties – Risk of increased regulation” in our 2Q Form 6-K.
On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident, and it is possible it will seek to charge BP with violations of US civil or criminal laws. Other federal agencies, such as the US Environmental Protection Agency (EPA), are expected to seek penalties under the Clean Water Act and other statutes. Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are investigating securities matters arising in relation to the Incident.
The Attorney General for the State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, as a result of the Incident. It is possible that the State Attorneys General of Louisiana, Mississippi, Florida, Texas or other states and/or local governments, such as coastal municipalities also may initiate investigations and bring civil or criminal actions seeking damages, penalties and fines for violating state or local statutes. To date, the Louisiana Department of Environmental Quality has issued an administrative order seeking injunctive relief and environmental civil penalties under state law, and several local governments in Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill.
On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Deepwater Horizon oil spill harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the oil spill.
BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, BP has taken a pre-tax charge in its income statement of $39.9 billion in total during the first nine months of 2010, and these potential liabilities may continue to have a material adverse effect on the group’s results and financial condition.

Legal proceedings (continued)
Other legal proceedings
Since 25 October 2007, BP America Inc. (BP America) has been subject to oversight by an independent monitor, who had authority to investigate and report alleged violations of the US Commodity Exchange Act or US Commodity Futures Trading Commission (CFTC) regulations and to recommend corrective action. The appointment of the independent monitor was a condition of the deferred prosecution agreement (DPA) entered into with the DoJ on 25 October 2007 relating to allegations that BP America manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003 and the companion consent order with the CFTC, entered the same day, resolving all criminal and civil enforcement matters pending at that time concerning propane trading by BP Products North America Inc. (BP Products). The DPA required BP America’s and certain of its affiliates’ continued co-operation with the US government’s investigation and prosecution of the trades in question, as well as other trading matters that may arise. The DPA had a term of three years but could be extended by two additional one-year periods, and contemplated dismissal of all charges at the end of the term following the DoJ’s determination that BP America has complied with the terms of the DPA. The initial three year term has expired and BP America has not received notice from DoJ of any extension of the term of the DPA. Investigations into BP’s trading activities continue to be conducted from time to time.
Private complaints, including class actions, were also filed against BP Products and affiliates alleging propane price manipulation. The complaints contained allegations similar to those in the CFTC action as well as of violations of federal and state antitrust and unfair competition laws and state consumer protection statutes and unjust enrichment. The complaints sought actual and punitive damages and injunctive relief. Settlement in both groups of the class actions (the direct and indirect purchasers) has received final court approval. Two independent lawsuits from class members who opted out of the direct purchaser settlement are still pending. In addition, actions, purportedly on behalf of a state, alleging manipulation of propane and other energy commodity prices and seeking a variety of remedies have been filed against BP Products and other BP subsidiaries.
On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products’ Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.
In March 2007, the CSB issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. In May 2007, BP responded to the CSB’s recommendations. BP and the CSB will continue to discuss BP’s responses with the objective of the CSB’s agreeing to close out its recommendations.
On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US Clean Air Act (CAA) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50-million criminal fine and was sentenced to three years’ probation. Compliance with a 2005 US Occupational Safety and Health Administration (OSHA) settlement agreement (2005 Agreement) and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (TCEQ) are conditions of probation.
The Texas Office of Attorney General, on behalf of the TCEQ, has filed a petition against BP Products asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2009, including in relation to the March 2005 explosion and fire. BP is contesting the petition in a pending civil proceeding. TCEQ has notified the DoJ of its belief that certain of the alleged violations may violate the 25 October 2007 plea agreement.
On 9 August 2010, the Texas Attorney General filed a second petition against BP Products asserting emissions violations relating to a 6 April 2010 compressor fire and subsequent flaring event at the Texas City refinery’s ultracracker unit. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and seeking substantial damages.
In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA denied BP Products’ petition.
In October 2009 OSHA issued citations to the Texas City refinery seeking a total of $87.4 million in civil penalties for alleged violations of the 2005 Agreement and alleged process safety management violations. BP Products contested these citations. These matters were subsequently transferred for review to the Occupational Safety and Health (OSH) Review Commission.
A settlement agreement between BP Products and OSHA in August 2010 resolved the petition filed by BP Products in September 2009 and the alleged violations of the 2005 Agreement. BP Products has agreed to a penalty of $50.6 million in that matter and to perform certain abatement actions. That agreement became a final order of the OSH Review Commission in September 2010 and BP Products paid the penalty in October 2010.

Legal proceedings (continued)
Certain persons qualifying under the US Crime Victims Rights Act as victims in relation to the Texas City plea agreement have requested that the federal court revoke BP Products’ probation based on alleged violations of the Court’s conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 Agreement.
The OSHA process safety management citations issued in October 2009 were not resolved by the August 2010 settlement agreement. The proposed penalties in that matter are $30.7 million. That matter remains before the OSH Review Commission. These citations do not allege violations of the 2005 Agreement.
A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the CAA and OSHA regulations at the Texas City refinery subsequent to the March 2005 explosion and fire.
On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA’s guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years’ probation. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP’s appeal from a decision of the lower court granting in part and denying in part BP’s motion to dismiss the lawsuit.
On 31 March 2009, the DoJ filed a complaint against BPXA seeking civil penalties and injunctive relief relating to the 2006 oil releases. The complaint alleges that BPXA violated various federal environmental and pipeline safety statutes and associated regulations in connection with the two releases and its maintenance and operation of North Slope pipelines. The State of Alaska also filed a complaint on 31 March 2009 against BPXA seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA’s corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.
Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.
Since 1987, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group’s results, financial position or liquidity will not be material.
On 8 March 2010, OSHA issued citations to BP’s Toledo refinery alleging 42 wilful violations of the Process Safety Management Standard, with penalties of $2,940,000, as well as 23 other non-wilful violations. These citations resulted from an inspection of the Toledo refinery which began in September 2009 and which was conducted pursuant to OSHA’s Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently before the OSH Review Commission.
BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. In April 2009, Kenneth Abbott, as realtor, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. That complaint was unsealed in May 2010 and served on BP in June 2010. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform.

Legal proceedings (continued)
BP Products’ US refineries are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA, and implementation of the decree’s requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12-million civil fine, a $6-million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid, and BP Products is implementing the other provisions.
On 30 September 2010, the EPA and BP Products lodged a civil consent decree with the federal court in Houston. The consent decree is subject to a 30-day public comment period prior to becoming final. The decree resolves allegations of civil violations of the risk management planning regulations promulgated under the CAA that are alleged to have occurred in 2004 and 2005. The agreement requires that BP Products pays a $15-million civil penalty and enhance reporting to the EPA regarding employee training, equipment inspection and incident investigation.
Various environmental groups and the EPA have challenged certain aspects of the operating permit issued by the Indiana Department of Environmental Management (IDEM) for upgrades to the Whiting refinery. In response to these challenges, the IDEM has reviewed the permits and responded formally to the EPA. The EPA, either through the IDEM or directly, can cause the permit to be modified, reissued, terminated, or revoked. BP is in discussions with the EPA and the IDEM over these issues.
BP is also in settlement negotiations to resolve alleged CAA violations at the Whiting, Toledo, Carson and Cherry Point refineries.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 2 November 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary